SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

CKx, Inc.
(Name of Subject Company)
CKx, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by CKx, Inc., a Delaware corporation (“CKx”), with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 (the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes upon on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal, originally included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
     Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by being replaced in its entirety with the following:
(c) Litigation.
     Three lawsuits have been initiated on behalf of a putative class of public stockholders of CKx concerning the Offer and the Merger. Two of the actions are pending in the Court of Chancery of the State of Delaware, styled Nierenberg v. CKx, Inc., et al. (C.A. No. 5545-CC) and Vanwhy v. CKx, Inc., et al. One or both of these lawsuits name as defendants CKx, its current directors, Parent, Merger Sub and Apollo Global Management, LLC and Apollo Global Management VII, L.P. and, in one case, Mr. Sillerman. The complaints allege, among other things, that certain defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for Stockholders and approving terms in the Merger Agreement that are allegedly unfair to public stockholders. One or both of the complaints further allege that CKx, Parent, Merger Sub, Apollo Global Management, LLC and Apollo Global Management VII, L.P. and, in one case, Mr. Sillerman aided and abetted those alleged breaches of duty. The complaints seek, among other things, certification of a class consisting of owners of CKx common stock, an order preliminarily and permanently enjoining the proposed transaction, a judgment directing the individual defendants to take all appropriate and necessary steps to maximize stockholder value, an accounting by the defendants to plaintiff for all damages allegedly caused by them, rescission of the transaction with Parent and Merger Sub if it is consummated and setting it aside or awarding compensatory and/or rescissory damages, and attorneys’ fees and expenses and, in one case, an order requiring the disclosure of all material information necessary for CKx’s unaffiliated stockholders to make an informed decision whether to tender their stock. As of the date of this filing, for procedural reasons, the Vanwhy complaint had not yet been accepted by the Court of Chancery of the State of Delaware. CKx and the other defendants believe the plaintiffs’ allegations lack merit, and will contest them vigorously.
     The third lawsuit, styled Leone v. Edwin M. Banks, et al (No. 650538/2010), is pending in the Supreme Court of the State of New York and names CKx, Apollo Global Management, LLC, Parent, Merger Sub, Offeror and Mr. Sillerman as defendants in addition to the current members of the CKx board of directors (other than Mr. Bloom). The complaint alleges, among other things, that certain defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for Stockholders and approving terms in the Merger Agreement that are allegedly unfair to public stockholders. The complaint further alleges that Parent, Merger Sub, Apollo Global Management, LLC, Offeror and Mr. Sillerman aided and abetted those alleged breaches of duty. The complaint seeks, among other things, certification that the action is properly maintainable as a class action and certifying the plaintiff as class representative, an order enjoining the proposed transaction unless and until CKx adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders, rescission of the transaction with Parent and Merger Sub if it is consummated, declaration that the amendment to CKx’s bylaws (described in Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent—Amendment to Bylaws”) is null and void, an accounting by the defendants to plaintiff for all damages allegedly caused by them and an award of plaintiff’s costs and disbursement, including reasonable attorneys’ fees and expenses.
     The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E) and
(a)(5)(F) which are incorporated herein by reference.
ITEM 9. EXHIBITS.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented in the following manner:
     Exhibit (a)(5)(E) is hereby amended and supplemented by being replaced in its entirety with the following:

Exhibit No.	Description
(a)(5)(E)	Second amended complaint filed May 19, 2011 in the Court of Chancery of the State of Delaware, captioned Nierenberg v. CKx, Inc., et al. (Civil Action No. 5545-CC).
     Exhibit (a)(5)(F) is hereby amended and supplemented by being replaced in its entirety with the following:

Exhibit No.	Description
(a)(5)(F)	First amended complaint filed May 19, 2011 in the Supreme Court of the State of New York County of New York, captioned Leone v. Edwin M. Banks, et al. (Index No. 650538/2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKX, INC.
By:	/s/ Howard J. Tytel
Name:	Howard J. Tytel
Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs

Dated: May 23, 2011